ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL

January 31, 2018

VIA EDGAR TRANSMISSION

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc
Amendment No. 1 to Registration Statement on Form 10
Filed December 6, 2017
File No. 001-38265

Dear Ms. Ravitz:

On behalf of our client, nVent Electric plc (the “Company”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 21, 2017, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10, filed with the Commission on December 6, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement solely to file Exhibits 2.1, 3.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 21.1 to the Registration Statement.

For your convenience, the Staff’s comment is set forth in italics, followed by the response of the Company.

Exhibit 99.1

Financial Statements

Note 8. Income Taxes, page F-21

1.

We note your response to comment 6 indicating that you have access to your worldwide earnings without incurring material U.S. income taxes or non-U.S. withholding taxes. To assist an investor in understanding the potential tax impact resulting from this temporary difference,

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

January 31, 2018

please revise the note to disclose the amount of this temporary difference - i.e., the undistributed earnings of your international subsidiaries where your intention is to reinvest these earnings permanently - as required by ASC 740-30-50-2(b).

Response: The Company will revise Note 8 in Amendment No. 3 to the Registration Statement, which the Company expects to file with the Commission at the end of February 2018, to include the requested disclosure for the period ended December 31, 2017 as follows:

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign-sourced earnings. The Company recorded a provisional tax expense of $[            ] million in the fourth quarter to reflect the estimated impacts of the deemed tax on repatriated earnings of non-U.S. subsidiaries. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax as these amounts continue to be indefinitely reinvested in foreign operations. Undistributed earnings of entities that are not subject to the transition tax but that could be subject to tax if distributed are approximately $[            ].

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If you have any questions regarding this filing, please contact the undersigned at (414) 297-5642 or jkwilson@foley.com or Jason M. Hille at (414) 319-7336 at jhille@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	David Burton
Kevin Kuhar
Daniel Morris
Heather Percival
U.S. Securities and Exchange Commission
Angela D. Jilek
nVent Electric plc
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP

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